                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 4                                                      OMB APPROVAL
                                                   -----------------------------
[_] Check this box if no longer                    OMB NUMBER:  3235-0287
    subject to Section 16. Form 4                  Expires:  December 31, 2001
    or Form 5 obligations may                      Estimated average burden
    continue. SEE Instruction 1(b).                hours per response ...... 0.5
                                                   -----------------------------


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940




1. Name and Address of Reporting Person

   Anschutz Company
--------------------------------------------------------------------------------
  (Last)                             (First)                         (Middle)

   2400 Qwest Tower
   555 Seventeenth Street
--------------------------------------------------------------------------------
                                    (Street)

   Denver                              CO                             80202
--------------------------------------------------------------------------------
  (City)                             (State)                          (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Internet Communications Corporation (INCC)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   November 2000
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5. If Amendment, Date of Original   (Month/Year)


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6. Relationship of Reporting Person to Issuer
       (Check all applicable)


             X    Director                    X    10% Owner
           -----                            -----

                  Officer (give                    Other (Specify
           -----           title below)     -----         below)


                   ----------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)


                  Form filed by One Reporting Person
           -----

             X    Form filed by More than One Reporting Person
           -----

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
                         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security          2. Trans-   3. Trans-      4. Securities Acquired (A)    5. Amount of    6. Ownership  7. Nature
   (Instr. 3)                    action      action         or Disposed of (D)            Securities      Form:         of Indirect
                                 Date        Code                                         Beneficially    Direct        Beneficial
                                            (Instr. 8)      (Instr. 3,4 and 5)            Owned at       (D) or         Ownership
                                (Month/   ------------   --------------------------       End of Month    Indirect     (Instr. 4)
                                 Day/      Code    V      Amount   (A) or    Price       (Instr. 3       (I)
                                 Year)                             (D)                     and 4)        (Instr. 4)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

Common Stock                   11/29/00    D(1)          3,200,631   D         (1)         0 Shares          I            (2)
--------------------------    ----------  ------  ----   --------- ------    ------     -------------- ------------  -------------
Common Stock                   11/28/00    A(3)            300,697   A                     0 Shares          I            (2)
--------------------------    ----------  ------  ----   --------- ------    ------     -------------- ------------  -------------
Common Stock                   11/29/00    D(1)            300,697   D         (1)         0 Shares          I            (2)
--------------------------    ----------  ------  ----   --------- ------    ------     -------------- ------------  -------------
Common Stock                   11/29/00    A(4)          2,875,974   A                     0 Shares          I            (2)
--------------------------    ----------  ------  ----   --------- ------    ------     -------------- ------------  -------------
Common Stock                   11/29/00    D(1)          2,875,974   D         (1)         0 Shares          I            (2)
--------------------------    ----------  ------  ----   --------- ------    ------     -------------- ------------  -------------
Common Stock                   11/29/00    A(5)          2,067,981   A                     0 Shares          I            (2)
--------------------------    ----------  ------  ----   --------- ------    ------     -------------- ------------  -------------
Common Stock                   11/29/00    D(1)          2,067,981   D         (1)         0 Shares          I            (2)
--------------------------    ----------  ------  ----   --------- ------    ------     -------------- ------------  -------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                  (Print or Type Responses)


                                                                         (Over)
                                                                SEC 1473 (8-92)


                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security  2. Conversion    3. Transaction  4. Transacation   5. Number of Derivative      6. Date Exercisable
  (Instr. 3)                        or Exercise      Date            Code              Securities Acquired (A)      and Expiration
                                    Price of        (Month/Day/      (Instr. 8)        or Disposed of (D)           Date
                                    Derivative       Year)                            (Instr. 3, 4, and 5)         (Month/Day/
                                    Security                                                                        Year)
                                                                  ---------------   --------------------------   -------------------
                                                                    Code      V         (A)        (D)            Date    Expiration
                                                                                                                  Exer-   Date
                                                                                                                  cisable
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------


7. Title and Amount of    8. Price of Derivative  9. Number of Derivative     10. Ownership Form           11. Nature of Indirect
   Underlying Securities     Security (Instr. 5)     Securities Beneficially      of Derivative Security:      Beneficial Ownership
  (Instr. 3 and 4)                                   Owned at End of Month        Direct (D) or                (Instr. 4)
                                                     Instr. 4)                    Indirect (I) (Instr. 4)
------------------------
  Title      Amount or
             Number of
             Shares
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

Explanation of Responses:

(1) The shares were exchanged for common stock of RMI.NET, Inc. ("RMI") in connection with a merger between Internet Acquisition Corp. (a wholly owned subsidiary of RMI) and Internet Communications Corporation ("INCC"). In the merger, Interwest Group, Inc. received, for each of its shares of INCC, .45 shares of RMI common stock. RMI has changed its name to Internet Commerce
     & Communications, Inc.
(2) This Form 4 is filed jointly by Interwest Group, Inc., Anschutz Company and Philip F. Anschutz. Philip F. Anschutz is the owner of 100% of the capital stock of Anschutz Company, which is the owner of 100% of the capital stock of Interwest Group, Inc. which is the registered owner of the securities indicated.
(3) The shares were received as dividends on shares of Series A Preferred Stock and Series B Preferred Stock of INCC for the third quarter of 2000 and the period beginning October 1, 2000 and ending November 28, 2000.
(4) The shares were received upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock of INCC.
(5) The shares were received as repayment of loans (including interest thereon) made by Interwest Group, Inc. to INCC.
(6) Philip F. Anschutz executed a Power of Attorney that authorizes Robert M. Swysgood to execute this Form 4 on his behalf as Chairman of Anschutz Company and on his behalf as an individual.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                           Anschutz Company

                           By: Philip F. Anschutz
                           Title: Chairman

                            By: Robert M. Swysgood
                            Title: Attorney-in-fact

                            /s/ Robert M. Swysgood             December 11, 2000
                            -------------------------------    -----------------
                            **Signature of Reporting Person           Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


                                                                          Page 2
                                                                 SEC 1474 (8-92)

                               JOINT INFORMATION

Name:                   Interwest Group, Inc.

Address:                2400 Qwest Tower
                        555 Seventeenth Street
                        Denver, CO  80202

Designated Filer:       Anschutz Company

Issuer and Trading
Symbol:                 Internet Communications Corporation (INCC)

Statement for
Month/Year:             November 2000

Signature:              Interwest Group, Inc.

                        By:  /s/Lynn T. Wood                   December 11, 2000
                             ------------------------          -----------------
                             Lynn T. Wood                      Date
                             Senior Vice President


Name:                   Philip F. Anschutz

Address:                2400 Qwest Tower
                        555 Seventeenth Street
                        Denver, CO  80202

Designated Filer:       Anschutz Company

Issuer and Trading
Symbol:                 Internet Communications Corporation (INCC)

Statement
Month/Year:             November 2000

Signature:              Philip F. Anschutz

                        By:  /s/Robert M. Swysgood             December 11, 2000
                             ------------------------          -----------------
                             Robert M. Swysgood
                             Attorney-in-Fact (6)


                                                                          Page 3
                                                   Attachment to SEC 1474 (3-99)